Address: Tel: Fax:	107 - 645 Fort Street Victoria, British Columbia V8W 1G2 250-978-5051 250-978-5051

October 7, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Reid Hooper, Attorney-Adviser

Dear Sirs:

	Re:	Voice Mobility International, Inc. (the “Company”)
Form PREM 14A
Filed September 27, 2010, as amended October 1, 2010
File No. 000-27387

     We write in response to your letter dated October 6, 2010. We provide below our responses to your comments.

1.

We note the disclosure that you are not requesting the increase in the authorized number of common shares due to a particular transaction. Please revise to be more specific as to the Company’s current intentions or plans to issue shares of common stock. Disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock. We note you issued a press release on your website on August 24, 2010 announcing the execution of a Letter of Intent with Tagline Communications, Inc. to acquire all of the assets of Tagline in a cash and equity transaction. The press release states the companies agreed to have a definitive purchase agreement in place by August 31, 2010 and to close the transaction no later than September 18, 2010. Please also provide disclosure related to the negative impact the increase in the increase in authorized common shares may have on current shareholders, e.g., significant dilution, decreased voting power, anti-takeover effect, etc.

Response: The Company will add the following disclosure on page 21 of its Schedule 14A:

On August 24, 2010, we issued a press release stating that we signed a letter of intent to acquire all of the assets of Tagline Communications Inc. (“Tagline”). As at October 6, 2010, we have not entered into a definitive agreement with Tagline. We anticipate that this acquisition will not result in the issuance of any of our common shares and we will acquire Tagline through a combination of cash and non-convertible debt. We have no plans, commitments, arrangements, understandings, or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized stock. We have no plans to conduct a financing or otherwise issue shares, except through the exercise of options, warrants, or convertible debentures, but may need to undertake financings in the future. Such financing might not be available on terms favorable to us, or at all. We may sell common stock at prices less than the public trading price of the common stock at the time, and we may grant additional contractual rights to purchase the common stock not available to other holders of common stock, such as warrants to purchase additional shares of common stock or anti-dilution protections.

Effects of Increase

The additional authorized but unissued shares of common stock may generally be issued from time to time for such proper corporate purposes as may be determined by our Board without further action or authorization by our stockholders, except for some limited circumstances where stockholder approval is required by law or the listing standards of any stock exchange on which our common stock may be listed at such time.

The possible future issuance of shares of equity securities consisting of common stock or securities convertible into common stock could affect our current stockholders in a number of ways. In general, the issuance of new shares of common stock will cause immediate dilution of the ownership interests of and the voting power of our existing stockholders, may affect the amount of dividends, if any, paid to such stockholders and may reduce the share of the proceeds of our company that they would receive upon the future liquidation, if any, of our company.

In addition, the future issuance of shares of equity securities could:

  dilute the market price of our common stock, to the extent that the shares of common stock are issued and sold at prices below current trading prices of the common stock, or if the issuance consists of equity securities convertible into common stock, to the extent that the securities provide for the conversion into common stock at prices that could be below current trading prices of the common stock;

  dilute the earnings per share, if any, and book value per share of the outstanding shares of common stock; and

  make the payment of dividends on common stock, if any, potentially more expensive.

The flexibility given to our Board to issue additional shares of common stock could also enhance our ability to negotiate on behalf of our stockholders in a takeover situation and have an anti-takeover effect. The authorized but unissued shares of common stock could be used by our Board to discourage, delay or make more difficult a change in the control of our company. For example, such shares could be privately placed with purchasers who might align themselves with our Board in opposing a hostile takeover bid. The issuance of additional shares could serve to dilute the stock ownership of persons seeking to obtain control and thereby increase the cost of acquiring a given percentage of the outstanding stock. Stockholders should therefore be aware that approval of this proposal could facilitate future efforts by our Board to deter or prevent changes in control of our company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. The increase in our authorized capital stock, however, is not being proposed in response to any effort of which we are aware to accumulate shares of our common stock or to obtain control of our company

  The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attn: Virgil Hlus, at 604.891.7707.

Yours truly,

VOICE MOBILITY INTERNATIONAL, INC.

/s/ Jay Hutton
Jay Hutton
Chief Executive Officer
and Director